IGTA MERGER SUB LIMITED

875 Washington Street

New York, NY 10014

Via Edgar

July 12, 2024

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	IGTA Merger Sub Ltd (the “Company” or “PubCo”)
Amendment No. 3 to Registration Statement on Form S-4
Filed June 21, 2024
File No. 333-276929

Dear SEC Officers:

We hereby provide our response to the comments issued in a letter dated May 14, 2024 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-4. Contemporaneously, we are publicly filing the revised Registration Statement on Form S-4 via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 3 to Registration Statement on Form S-4

Questions and Answers about the Business Combination and the Special Meeting Q:

Will I experience dilution..., page xiii

1.	Please update your Potential Impact of Additional Dilution table to reflect the June 4, 2024 redemption of 1,686,707 shares of Inception Growth common stock.

Response to Comment 1: The June 4, 2024 redemption of 1,686,707 shares of Inception Growth common stock is reflected in Potential Impact of Additional Dilution table. The Company has revised the footnote disclosure on page xiii.

AgileAlgo Management Revenue Update, page 86

2.	We note your statement on page 86 that “there had been little to no lost deals in AgileAlgo’s pipeline and very minimal slips or no-decisions.” Given that AgileAlgo did not meet forecasted revenues because it was “not doing the required volume to meet the revenue projected,” please discuss how you determined that you had no lost deals, slips and no-decisions.

Response to Comment 2: The Company respectfully acknowledges the Staff’s comment and has updated the referenced disclosure to conform with AgileAlgo’s disclosure elsewhere in the prospectus regarding its users. Please see updated disclosure on page 86 of the Amended Registration Statement. In the revised disclosure the Company notes that users (as described in such disclosure) have remained steady, or modestly increased, and in the aggregate have not slipped in number. Supplementally, the Company notes that AgileAlgo’s management believes, following the Business Combination, it will have managerial resources available, which had been otherwise devoted to the Business Combination, to further focus on its management’s expectations regarding user and customer acquisition.

Selected Historical Financial Information of AgileAlgo, page 116

3.	Please update to include the Balance Sheet data as of March 31, 2024 and Statement of Operations and Statements of Cash Flow Data for the six-months ended March 31, 2024.

Response to Comment 3: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 116 to conform with the disclosure on page 16 presenting the above referenced financial information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of AgileAlgo

Results of Operations Revenues, page 131

4.	You state here that you expect the commencement of, at minimum, two new customer projects under your new ADA line of business will close in June and August of 2024 and each contract has a value of between $220,000 to $250,000. You further state on page 134 that as of the date of this proxy statement/prospectus, you are in the advanced stages of negotiations for a project contract, which will be your inaugural project under the new ADA line of business and range between $225,000 and $260,000. Please clarify whether the two contracts discussed on page 131 are the same as the one discussed on page 134. Also, revise to disclose how many contracts you closed to date or expect to close under the new ADA line of business. Clarify whether any of ADA contracts have commenced, and if not, disclose when you expect them to begin. Also, please clarify whether you expect that all current and future ADA projects will have gross profit margins between 20% to 22%.

Response to Comment 4: In response to the Staff’s comment, the Company has updated the referenced disclosure to conform with page 134 and for the disclosure on page 134 to cross reference to the disclosure on page 131. The Company supplementally advises the Staff that the referenced contract is the same. The Company further has revised the disclosure on page 134 as referenced in the Staff’s comment. Please see revised disclosure on pages 131 and 134 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Statements Pro Forma Combined Balance Sheet, page 151

5.	We note that cash and cash equivalents under the Maximum Redemption scenario is ($651,000). Please revise to reflect this balance as a liability. In addition, add a footnote discussing how you intend to fund the negative cash balance should 100% of Inception Growth’s remaining shareholders redeem their shares. To the extent additional funding is not probable, tell us how you determined your current presentation is appropriate.

Response to Comment 5: The Company is finalizing a fund raising at this moment to address the Staff’s comment.

Inception Growth Acquisition Limited Notes to Consolidated Financial Statements General, page F-23

6.	Please update the Report of Independent Registered Public Accounting Firm and Subsequent Events footnote to be consistent with Inception Growth’s Form 10-K/A filed on June 3, 2024. In addition, revise to provide an updated auditor’s consent in Exhibit 23.2 that reflects the corrected opinion dates.

Response to Comment 6: The Company has revised disclosure on pages F-23 and F-46 of the Amended Registration Statement.

Please direct any questions or comments regarding this correspondence to our outside counsel, Ted Paraskevas of Loeb & Loeb LLP at tparaskevas@loeb.com or +1 917 974 3190 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Cheuk Hang Chow
IGTA Merger Sub Ltd
Director

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